EXHIBIT 99.2

SINOVAC BIOTECH LTD. RECEIVES FLU VACCINE
PRODUCTION LICENSE FROM CHINESE FDA

BEIJING-- (CCNMatthews)—July 27, 2005--Sinovac Biotech Ltd. ("Sinovac") ("the Company") (AMEX:SVA - News) announced today that the State Food and Drug Administration (SFDA) issued a production license for Sinovac’s proprietary influenza flu vaccine, Anflu(TM).

The SFDA issued a new drug certificate for Anflu(TM) in March 2005, which provided Sinovac proprietary privileges for the vaccine.  The production license was received July 27th (Beijing time), and authorizes Sinovac to begin vaccine production.

Sinovac has already installed and tested all the latest production equipment into the facility and is ready to complete the final step in the application process for Good Manufacturing Practices (GMP) certification.  Once approved, Sinovac will have three GMP certified state-of-the-art vaccine products selling in China.  Sinovac’s other two products include Healive(TM), which immunizes against hepatitis A, and Bilive(TM), which immunizes against hepatitis A and hepatitis B.

The Company’s new flu production line is situated at a new manufacturing facility next to its existing Beijing headquarters. The 2,600 square-meter facility has a production capacity of 2 million flu vaccine doses per year. This production line can also be used to produce a pandemic influenza (avian flu) vaccine for humans against the H5N1 virus.

Sinovac President and CEO, Mr. Weidong Yin remarked, “this important development demonstrates Sinovac’s continued strengths and progress in all fundamental areas. We made a complimentary corporate development plan for developing and commercializing vaccines to combat conventional and emerging viruses.  Receiving our third production license is one of the important developments for the company’s conventional-side of our plan. Now we are gaining momentum with each success.  I am truly excited to show the world all of our tremendous vaccine and business achievements.”

Markets

Sinovac developed the Anflu(TM) vaccine in response to the fast growing influenza vaccine market in China.  It is estimated that yearly influenza vaccine shortfalls will be as much as 15 to 20 million doses.  Split type vaccines are the most widely used influenza vaccines due to their higher safety record.  Anflu(TM) is a split vaccine and Sinovac intends to establish itself as the market leader for split influenza vaccine production.

With an aging population and a growing health-conscious middle class, the demand for safe and efficacious influenza vaccines is growing by as much as 16% (compounded annual growth rate) per year in China.

Ideally, Anflu(TM) marketing will begin in late summer of 2005, with sales expected to begin in the last quarter of 2005.  After it is approved for sales to the public, Sinovac will utilize the same sales and distribution channels as they do for Healive(TM) and Bilive(TM).  With the advent of a third major product Sinovac is leveraging their growing name recognition and stellar reputation in the domestic market.  The timing of Anflu sales depends on the date the SFDA approves the production line.

Regulations

In order to comply with China's drug administration regulations, a new vaccine must have both a new drug certificate and a production license before it can apply for GMP certification.  Once all three of these requirements are met, the company can mass produce vaccines and sell them.

The New Drug Certificate grants the filing Company intellectual property rights to the drug.  In accordance with World Trade Organization (WTO) agreements, Sinovac’s latest vaccine now receives global proprietary protection.

About the SFDA

China’s State Food and Drug Administration (SFDA), is the highest state authority governing the nation’s drug industry. The SFDA’s main functions include the approval of drug registrations, the drafting and enforcement of industrial standards, and the issuing of licenses. The role and standing of the SFDA are essentially those of the FDA (Food & Drug Administration) in the United States. Without exception, all local and foreign drugs produced and/or marketed in China are required to meet relevant SFDA standards as a pre-requisite to their regular use and they are strictly bound by SFDA regulations.

About Sinovac Biotech Ltd.

Sinovac Biotech Ltd. is committed to becoming a world leader in the research and development, manufacture and commercialization of vaccines for endemic and pandemic viruses such as hepatitis and influenza, and for fast emerging viruses such as SARS and Avian Flu Influenza (a.k.a. "bird flu"). The Company’s objective is to provide Chinese children with the best vaccines in the world, and let children in the world use vaccines made in China.

Additional information is available on the Company website, http://www.sinovac.com/en/index.asp

To receive press releases, additional information, investor newsletters and corporate updates, please email your request to: info@sinovac.com

THIS NEWS RELEASE MAY INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT INTERESTS, SINOVAC'S ANALYSIS OF OPPORTUNITIES IN THE ACQUISITION AND DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.  SOURCE: Sinovac Biotech Ltd.

Sinovac Biotech Ltd.
Craig H. Bird
Investor Relations
(215) 782 – 8682 or
Toll Free (North America): 1-866-360-8682
info@sinovac.com
www.sinovac.com